Exhibit 17.1

From: Jon Sabes
Date: Thu, Feb 2, 2023 at 5:18 PM
Subject: Re: Board Resignation 8-K
To: Michael Will

Mike -

The email letter, from me, in response to the draft 8K you provided me does a poor job in explaining the fact I disagreed with Board’s statement in that I expressed the idea that I was the ONLY person capable of running FOXO. That is absurd.

I am resigning from the Board due to the decision to summarily terminate my employment from FOXO.